

ANGLO
AMERICAN


SEC MAIL PROCESSING
RECEIVED
JUN 1 3 2005
WASH, D.C.
213
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk


05009013

6 June, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 3 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies

PROCESSED
JUN 1 6 2005
THOMSON
FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc
Anglo American plc

ANGLO AMERICAN plc (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 3 June 2005, Mr B E Davison exercised Approved* and Unapproved** Executive Share Options, originally granted in 1999 and 2000, over ordinary shares of US$0.50 in the capital of the Company, as follows:

Number of shares acquired	Acquisition Price
4,300*	£6.975
27,700**	£6.975
32,000**	£7.655

The 64,000 shares acquired as a result of these transactions were sold on 3 June 2005 at £13.182098 per share

On 1 June 2005, the Company announced that Mr B E Davison had exercised 27,143 Long Term Incentive Plan Options. This was incorrect; the figure should have been 22,500 shares of which 4,455 shares were sold to satisfy tax and National Insurance due on the exercise of the option.

N Jordan
Company Secretary
6 June 2005

ANGLO AMERICAN plc (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 3 June 2005, Mr B E Davison exercised Approved* and Unapproved** Executive Share Options, originally granted in 1999 and 2000, over ordinary shares of US$0.50 in the capital of the Company, as follows:

Number of shares acquired	Acquisition Price
4,300*	£6.975
27,700**	£6.975
32,000**	£7.655

The 64,000 shares acquired as a result of these transactions were sold on 3 June 2005 at £13.182098 per share

On 1 June 2005, the Company announced that Mr B E Davison had exercised 27,143 Long Term Incentive Plan Options. This was incorrect; the figure should have been 22,500 shares of which 4,455 shares were sold to satisfy tax and National Insurance due on the exercise of the option.

N Jordan
Company Secretary
6 June 2005

ANGLO AMERICAN plc (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 3 June 2005, Mr B E Davison exercised Approved* and Unapproved** Executive Share Options, originally granted in 1999 and 2000, over ordinary shares of US$0.50 in the capital of the Company, as follows:

Number of shares acquired	Acquisition Price
4,300*	£6.975
27,700**	£6.975
32,000**	£7.655

The 64,000 shares acquired as a result of these transactions were sold on 3 June 2005 at £13.182098 per share

On 1 June 2005, the Company announced that Mr B E Davison had exercised 27,143 Long Term Incentive Plan Options. This was incorrect; the figure should have been 22,500 shares of which 4,455 shares were sold to satisfy tax and National Insurance due on the exercise of the option.

N Jordan
Company Secretary
6 June 2005

ANGLO AMERICAN plc (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 3 June 2005, Mr B E Davison exercised Approved* and Unapproved** Executive Share Options, originally granted in 1999 and 2000, over ordinary shares of US$0.50 in the capital of the Company, as follows:

Number of shares acquired	Acquisition Price
4,300*	£6.975
27,700**	£6.975
32,000**	£7.655

The 64,000 shares acquired as a result of these transactions were sold on 3 June 2005 at £13.182098 per share

On 1 June 2005, the Company announced that Mr B E Davison had exercised 27,143 Long Term Incentive Plan Options. This was incorrect; the figure should have been 22,500 shares of which 4,455 shares were sold to satisfy tax and National Insurance due on the exercise of the option.

N Jordan
Company Secretary
6 June 2005

ANGLO AMERICAN plc (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 3 June 2005, Mr B E Davison exercised Approved* and Unapproved** Executive Share Options, originally granted in 1999 and 2000, over ordinary shares of US$0.50 in the capital of the Company, as follows:

Number of shares acquired	Acquisition Price
4,300*	£6.975
27,700**	£6.975
32,000**	£7.655

The 64,000 shares acquired as a result of these transactions were sold on 3 June 2005 at £13.182098 per share

On 1 June 2005, the Company announced that Mr B E Davison had exercised 27,143 Long Term Incentive Plan Options. This was incorrect; the figure should have been 22,500 shares of which 4,455 shares were sold to satisfy tax and National Insurance due on the exercise of the option.

N Jordan
Company Secretary
6 June 2005



ANGLO AMERICAN


SEC MAIL PROCESSING
RECEIVED
JUN 1 3 2005
WASH, D.C.
213
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

6 June, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 3 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 50,660,886 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 May 2005	204,753
1 June 2005	215,321
2 June 2005	112,764
3 June 2005	250,433

The Company was advised of these transactions on 3 June 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

D A Hathorn

A W Lea

A J Trahar

S R Thompson

N Jordan
Secretary
06 June 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 50,660,886 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 May 2005	204,753
1 June 2005	215,321
2 June 2005	112,764
3 June 2005	250,433

The Company was advised of these transactions on 3 June 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

D A Hathorn

A W Lea

A J Trahar

S R Thompson

N Jordan
Secretary
06 June 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 50,660,886 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 May 2005	204,753
1 June 2005	215,321
2 June 2005	112,764
3 June 2005	250,433

The Company was advised of these transactions on 3 June 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

D A Hathorn

A W Lea

A J Trahar

S R Thompson

N Jordan
Secretary
06 June 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 50,660,886 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 May 2005	204,753
1 June 2005	215,321
2 June 2005	112,764
3 June 2005	250,433

The Company was advised of these transactions on 3 June 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

D A Hathorn

A W Lea

A J Trahar

S R Thompson

N Jordan
Secretary
06 June 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 50,660,886 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 May 2005	204,753
1 June 2005	215,321
2 June 2005	112,764
3 June 2005	250,433

The Company was advised of these transactions on 3 June 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

D A Hathorn

A W Lea

A J Trahar

S R Thompson

N Jordan
Secretary
06 June 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc



ANGLO AMERICAN


SEC MAIL
RECEIVED
PROCESSING
JUN 1 3 2005
213
SECTION

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

3 June, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 2 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified yesterday, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 50,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 2 June 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 165.49 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 567,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
3 June 2005

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified yesterday, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 50,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 2 June 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 165.49 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 567,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
3 June 2005

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified yesterday, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 50,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 2 June 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 165.49 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 567,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
3 June 2005

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified yesterday, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 50,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 2 June 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 165.49 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 567,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
3 June 2005

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified yesterday, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 50,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 2 June 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 165.49 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 567,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
3 June 2005